UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. 1)

SAVE FOODS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

80512Q 303

(CUSIP Number)

December 31, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nir Ecology Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	98,920(1)
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	98,920(1)
	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,920(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.52%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Such amount reflects a one-for-seven reverse stock split effected by Save Foods, Inc. (the “Issuer”) on February 23, 2021, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 13, 2021 pursuant to Rule 424(b)(4) under the Securities Act.

(2)	Based on 2,806,536 shares of common stock, par value $0.0001 per share (“Common Stock”) issued and outstanding as of November 15, 2021, according to the Issuer’s Quarterly Report on Form 10-Q with the SEC on November 15, 2021.

Item 1(a)	Name of Issuer:

Save Foods, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

730 NW 107 Avenue, Miami, Florida, 33172

Item 2(a)	Name of Person Filing:

Nimrod Ben Yehuda Thur

Item 2(b)	Address or Principal Business Office or, if none, Residence:

25 Habrosh, Timrat, Israel 3657600

Item 2(c)	Citizenship:

Israel

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 Par Value

Item 2(e)	CUSIP Number:

80512Q 303

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Item 5	Ownership of Five Percent or Less of a Class.

The reporting person no longer owns 5% or more of the stock in the issuer and are therefore filing this final from 13G.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	Nir Ecology Ltd.

/s/ Nimrod Ben Yehuda Thur
	Title:	Director